Filed by Northern Genesis Acquisition Corp. II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Northern Genesis Acquisition Corp. II

Commission File No. 001-39881

This filing relates to the proposed merger involving Northern Genesis Acquisition Corp. II (“Northern Genesis 2”). with Embark Trucks Inc. (“Embark”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of June 22, 2021.

The following presentation was made to Embark employees on June 23, 2021:

Embark Internal Embark: The Next Chapter June 23rd

Embark Internal Fundraising Announcement

Embark Internal Forward - Looking Statements This presentation includes “forward - looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 . Embark’s and Northern Genesis Acquisition Corp . II ’s (“Northern Genesis 2 ”) actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward - looking statements as predictions of future events . Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward - looking statements . These forward - looking statements include, without limitation, Embark’s and Northern Genesis 2 ’s expectations with respect to future performance . These forward - looking statements also involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results . Factors that may cause such differences include, but are not limited to : (1) the outcome of any legal proceedings that may be instituted in connection with any proposed business combination ; (2) the inability to complete any proposed business combination in a timely manner or at all ; (3) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete any proposed business combination ; (4) the risk that the business combination may not be completed by Northern Genesis 2 business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought ; (5) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the stockholders of Northern Genesis 2 and Embark and the satisfaction of the minimum trust account amount following redemptions by Northern Genesis 2 ’s public stockholders ; (6) the lack of a third party valuation in determining whether or not to pursue the proposed business combination ; (7) the risk that any proposed business combination disrupts current plans and operations and/or the impact that the announcement of the proposed business combination may have on Embark’s business relationships ; (8) the inability to recognize the anticipated benefits of any proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees ; (9) costs related to the any proposed business combination ; (10) changes in the applicable laws or regulations ; (11) volatility in the price of Northern Genesis 2 ’s securities due to a variety of factors, including changes in the competitive and highly regulated industries in which Embark plans to operate, variations in performance across competitors, changes in laws and regulations affecting Embark’s business and changes in the combined capital structure ; (12) the possibility that Embark or Northern Genesis 2 may be adversely affected by other economic, business, and/or competitive factors ; (13) the impact of the global COVID - 19 pandemic ; and (14) other risks and uncertainties separately provided to you and indicated from time to time described in filings and potential filings by Embark and Northern Genesis 2 with the U . S . Securities and Exchange Commission (the “SEC”), including those discussed in Northern Genesis 2 ’s Annual Report Form 10 - K for the fiscal year ended December 31 , 2020 (“Form 10 - K”) and Quarterly Report on Form 10 - Q for the quarter ended March 31 , 2021 and those that are expected to be included in the registration statement on Form S - 4 and proxy statement/prospectus discussed below and other documents filed by Northern Genesis 2 from time to time . These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward - looking statements . Embark and Northern Genesis 2 caution that the foregoing list of factors is not exhaustive and not to place undue reliance upon any forward - looking statements, including projections, which speak only as of the date made . Embark and Northern Genesis 2 undertake no obligation to and accepts no obligation to release publicly any updates or revisions to any forward - looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based . Additional Information About the Proposed Transactions and Where to Find It The proposed transactions will be submitted to stockholders of Northern Genesis 2 for their consideration . Northern Genesis 2 intends to file a registration statement on Form S - 4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to Northern Genesis 2 ’s stockholders in connection with Northern Genesis 2 ’s solicitation for proxies for the vote by Northern Genesis 2 ’s stockholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Embark’s shareholders in connection with the completion of the proposed merger . After the Registration Statement has been filed and declared effective, Northern Genesis 2 will mail a definitive proxy statement and other relevant documents to its stockholders as of the record date established for voting on the proposed transactions . Northern Genesis 2 ’s stockholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with Northern Genesis 2 ’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about Northern Genesis 2 , Embark and the proposed business combination . Stockholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by Northern Genesis 2 , without charge, at the SEC's website located at www . sec . gov or by directing a request to Northern Genesis 2 . INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN . ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE . Participants in the Solicitation Northern Genesis 2 , Embark and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Northern Genesis 2 ’s stockholders in connection with the proposed transactions . Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Northern Genesis 2 ’s stockholders in connection with the proposed transactions will be set forth in Northern Genesis 2 ’s proxy statement/prospectus when it is filed with the SEC . You can find more information about Northern Genesis 2 ’s directors and executive officers in Northern Genesis 2 ’s Form 10 - K filed with the SEC . Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available . Stockholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions . You may obtain free copies of these documents from the sources indicated above . No Offer or Solicitation This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction .

Embark Internal Welcome to the Starting Line ● As you saw earlier today, we are incredibly excited to announce that Embark is planning to go public through a merger with Northern Genesis Acquisition Corp. II - a special purpose acquisition company (SPAC) ● Key Takeaway: This merger represents countless hours of hard work across the organization and is expected to provide Embark with the financial resources needed to accelerate our strategic growth plans and achieve commercialization along our internal timeline ● There is still a significant amount of work ahead of us prior to completing this transaction, however, this announcement signifies meaningful progress in the overall process

Embark Internal Transaction Summary: Key Details ● Transaction Summary: ○ Transaction intended to provide approximately $614 million in cash to Embark: ■ Includes $414 million (assuming no redemptions) of cash held in trust by Northern Genesis ■ $200 million fully committed common stock PIPE supported by top - tier anchor investors including CPP Investment, Knight - Swift Transportation, Mubadala Capital, Sequoia Capital, and Tiger Global management, together with the Northern Genesis management team and its associated institutional investors ○ Pro forma implied enterprise value of approximately $4.55 billion and market capitalization of approximately $5.16 billion. ○ Transaction must clear SEC review, be approved by Northern Genesis shareholders, and satisfy certain closing requirements

Embark Internal Key Events ● Transaction Announcement: ○ Today marks the signing of the merger agreement and transaction announcement. At this point, the deal has not definitively closed, however, a lot of the Embark work has been completed. ● S - 4 Filing: ○ The S - 4 is a document filed by a publicly traded company which summarizes key information related to a merger or acquisition. In Embark’s case, this document provides information on Northern Genesis and Embark’s merger. ● Start of Trading : ○ The SEC review and shareholder vote is expected to take a number of months and we will provide updates as necessary which will impact the start of trading.

Embark Internal Important Notes Special SEC Rules Apply To Our Communications ● Embark and Northern Genesis now share an interest regarding Northern Genesis’ shareholder vote ● Therefore, any communication about the transaction is viewed as a potential solicitation by the SEC, and every new communication must generally be filed for SEC review ○ As a result: Embark employees are now limited to providing only information that is publicly released by Embark.

Embark Internal Important Notes ● Am I able to discuss this announcement with friends and family and/or on social media? ○ Yes, you are encouraged to share Embark corporate posts or media discussion about the fundraise! ○ But, please do not editorialize or share your personal views or opinions about the announcement or speculate on the deal. ○ If media, vendors, partners, prospects or others ask about the transaction, please say “no comment” and refer them to the Embark website or communications team.

Embark Internal Important Notes ● What are the final terms of the deal? ○ The terms of the transaction are detailed in our press release and presentation. It is important to note that the deal has been announced, but has yet to close and is subject to a shareholder vote. The timing and final terms are subject to change and should not be speculated on . ● What happens to my equity? ○ There will be an in depth session on this (“SPAC 101”). ○ Employee equity will roll over into the new entity. Your equity will convert into equity of the new entity at the same ratio as that of all other company stock. ○ Vesting terms and timing remain unchanged for equity that is already granted. ○ Certain lock - up restrictions will apply for the first 180 days after closing.

Embark Internal Very Important - Material Nonpublic Information ● What is MNPI? ○ Information that an investor would consider important in deciding whether to buy or sell securities of Northern Genesis. ○ Because of the transaction, MNPI may include information about Embark’s financial performance, the likelihood of being able to close on the business combination, new product/service offerings, developments regarding key suppliers or customers, etc. ○ If in doubt as to whether you have MNPI, don’t trade. Never provide MNPI to anyone outside of Embark. ○ Discussed further in the legal session

Embark Internal How Do I Ask Questions?

Embark Internal Schedule for Today ● Pigeon Hole AMA: ○ Please submit any questions to this Pigeonhole: https://pigeonhole.at/9XEDEC ○ The Pigeonhole is open now but you may want to wait to submit questions as many of your questions will be addressed in the following workshops ● We will try to address as many questions as we can in real - time, however given the rigorous restrictions, we will revert back on some questions. Please be patient with this process, as it is new for all of us